Trinity Mirror plc

12g3-2(b)

06019419

8 December 2006

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 1 8 2006
WASH. D.C.
152

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

PROCESSED
DEC 2 2 2006
THOMSON
FINANCIAL

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Alexandra Sufit

Encs.

dlw 12/21

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

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Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

ANS: 525424

The Company has today received notification from The Capital Group Companies, Inc. on behalf of its affiliates Capital International, Inc., Capital International S.A., Capital International Limited and Capital Guardian Trust Company that they have non-beneficial interests in 28,913,433 (previously 33,977,946) Trinity Mirror plc Ordinary Shares, representing 9.86% (previous 10.91%) of the issued share capital.

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